MAIL STOP 3561

September 1, 2006

Mr. John M. Ballbach
President and Chief Executive Officer
CDRV Investors, Inc.
1310 Goshen Parkway
West Chester, PA 19380

> **Re:** **CDRV Investors, Inc.**
> **Form 10-K**
> **Filed March 31, 2006**
> **File No. 333-124100**
> **VWR International, Inc.**
> **Form 10-K**
> **Filed March 31, 2006**
> **File No. 333-118658**

Dear Mr. Ballbach:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

(i) Revenue Recognition, page 48

1. We noted you generate revenue primarily from product sales and service revenues. Please revise your policy disclosures to address the following:

    *   Regarding your product sales, clarify your policy to indicate whether you are recording revenue on a gross or net basis (or both) and provide us with a narrative discussion supporting your accounting treatment. In your response, specifically discuss gross versus net accounting in those circumstances where you have exclusive distribution agreements with manufacturers (e.g. Merck KGaA European chemical distribution agreements). Your discussion should address each indicator of both gross and net reporting as set forth in EITF 99-19.

    *   Regarding your service revenues, please expand your discussion to identify the services you provide (e.g. software solutions for supply-chain and inventory management, customized e-business solutions, storeroom management operations, purchase and supply of third party products not normally supplied by you, etc.) and how your accounting treatment is consistent with GAAP. In your response, cite the authoritative literature you used to support your conclusions and discuss specifically, the applicability of the guidance of SOP 97-2 and EITF 00-21.

Note 4 – Restructuring

(a) Restructuring as a Result of the Acquisition, page 53

2. In conjunction with your April 2004 acquisition by CDRV, we note you recorded restructuring accruals of $29.7 million in 2004 and an additional $24.5 million in 2005 as adjustments to acquisition costs. Please provide a detailed explanation of how this restructuring plan and recorded charges in both 2004 and 2005 comply with each of the specific criteria outlined in EITF 95-3.

Note 5 – Business Combinations an Acquisitions

(d) Goodwill and Other Intangible Assets, pages 58 and 59

3. In conjunction with your April 2004 acquisition by CDRV, we note you recorded $347 million in amortizable intangible assets. We also noted a majority of the intangible assets are being amortized over average periods between 20.5 and 32.8 years. Please provide us with a discussion of your basis for determining the useful lives of <u>each group</u> of amortizable assets considering the useful life for your customer base was previously determined to be 10 years during the acquisition VWR Scientific Products Corporation.

4. We note from your disclosure in the penultimate paragraph on page 7 (trademarks and trade names), that in connection with the April 2004 acquisition, Merck KGaA agreed it would transfer ownership and applications for trademarks owned by Merck KGaA at cost. Clarify how you recorded the value attributed to your trademarks and tradenames in your purchase accounting, and tell us how your accounting treatment is consistent with SFAS 141.

5. In addition to our comment above, justify how your accounting treatment of your trademarks and tradenames as unamortizable intangible assets is appropriate. Cite the specific authoritative literature you used to support your conclusion.

Note 9 – Property and Equipment, page 62

6. We note that depreciation expense decreased by approximately 40% from 2003 to 2005. Please provide an explanation supporting this decrease considering there was no apparent change in your underlying business. In your response, clarify if any of the useful lives of your depreciable assets were changed in conjunction with your acquisition by CDRV and justify how your accounting treatment is appropriate.

Note 11 – Debt

(b) The Senior and Senior Subordinated Notes, page 65

7. Please revise to discuss any guarantees on the senior and senior subordinated notes (e.g. any domestic or foreign subsidiary guarantees). In this regard, tell us why you are not required to file guarantor financial statements pursuant to Rule 3-10 of Regulation S-X and provide any significance tests as necessary.

Note 14 – Stock Incentive Plan, page 76

8. We note you recorded $1.2 million in compensation expense related to the special dividend distribution and related reduction in the option exercise price from $100 to $50.52. Tell us how you determined this amount and how it is consistent with the guidance in FIN 44 and EITF 00-23.

Exchange Act Filings

9. Please revise your Exchange Act filings, as necessary, to comply with the comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies